UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 June 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

OHSAS18001 Certification for TNT Logistics UK, 8 June 2006

8 June 2006

OHSAS18001 Certification for TNT Logistics UK

TNT Logistics UK has become the first major logistics company to have its entire business accredited to the OHSAS18001 Health and Safety standard.

"It is a huge achievement, especially as we operate within such a wide range of warehouse and transport environments for our clients," says Neil Crossthwaite, Managing Director, TNT Logistics United Kingdom Limited.

TNT Logistics staff handle everything from baked beans and newspapers to furniture and photocopiers to car parts and light bulbs. Some employees are trained to handle hazardous chemicals and others to work near live electricity lines. The company operates more than 2,500 vehicles, has more than 8 million sq ft of warehousing and employs 7,500 people at 150 TNT and customer owned sites throughout the UK.

"I am very proud that our commitment to occupational health and safety excellence has been recognised with this prestigious certification," says Mr Crossthwaite.

To achieve the standard, TNT Logistics was subjected to a rigorous assessment process. A team of four Lloyds Register Quality Assurance (LRQA) assessors visited 17 sites, over a two week period, to measure adherence to the OHSAS18001 standard and the TNT Management System. All the sites visited were chosen by LRQA.

During the visits, the assessors inspected training records, health and safety objectives and targets, and vehicle and equipment servicing records. They also accompanied drivers as they made their deliveries.

The process involves the workforce at every level and gains commitment to active participation in improving safety. In TNT Logistics UK's annual People Survey, employees consistently rate the company's attitude to health and safety extremely highly.

"We have seen a dramatic decrease in road traffic accidents and our personal accident incident rate is an industry best in class. This is an initiative supported by our employees and the TGWU," says John Paterson, HR Director.

Yvonne Whieldon, UK Health, Safety & Environmental Manager, explains: "As no two of our sites are the same, having the systems in place to achieve the OHSAS18001 standard required a huge team effort.

"It is not about having a manual on the shelf, but about improving everyone's understanding of the reasons why the system is in place and the benefits it offers. The biggest benefit is improving the safety of our employees and providing them with a safe working environment that they can be proud of."

About TNT Logistics

TNT Logistics is a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. It exploits technology to achieve optimisation, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tyres, electronics, FMCG & retail and publishing & media.

TNT Logistics employs appr. 36,000 people, who are operating in 28 countries, managing over 7.3 million square metres of warehouse space. For 2005, TNT Logistics reported sales of €3.556 billion. The TNT Logistics web site address is: www.tntlogistics.com.

TNT Logistics is a division of TNT N.V., website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 9 June 2006